18001262

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 15 2018
Washington DC

SEC FILE NUMBER
8-67206

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M Financial Securities Marketing, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1125 NW Couch Street, Suite 900 Portland OR
(No. and Street)

97209
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Maria Rogers 503-232-6960
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause, LLP
(Name – *if individual, state last, first, middle name*)

205 N Michigan Ave	Chicago	IL	60601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sara Andres, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M Financial Securities Marketing, Inc., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President and Chief Compliance Officer

Title

Notary Public

OFFICIAL STAMP
SUSAN C PROVENCHER
NOTARY PUBLIC-OREGON
COMMISSION NO. 947885
MY COMMISSION EXPIRES MARCH 03, 2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

M FINANCIAL SECURITIES MARKETING, INC.
(A Wholly Owned Subsidiary of M Financial Holdings Incorporated)
December 31, 2017 and 2016

Table of Contents

BAKER TILLY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Audit Committee of M Financial Securities Marketing, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of M Financial Securities Marketing, Inc. (the "Company") as of December 31, 2017 and 2016, the related statements of operations, changes in stockholder's equity, and cash flows, for the years then ended, and the related notes (collectively referred to as the " financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2015.

Baker Tilly Virchow Krause, LLP

Chicago, Illinois
February 23, 2018

M FINANCIAL SECURITIES MARKETING, INC.
(A Wholly Owned Subsidiary of M Financial Holdings Incorporated)

Statements of Financial Condition

December 31, 2017 and 2016

Assets		**2017**		**2016**
Cash and cash equivalents	$	7,397,769	$	7,488,209
Intermediary fees receivable		612,110		626,275
Prepaid expenses and other assets		38,641		43,757
Deferred income tax assets (note 4)		2,482		12,155
Total assets	$	8,051,002	$	8,170,396
Liabilities and Stockholder's Equity				
Liabilities:				
Payable to parent for income taxes (note 4)	$	2,491,574	$	2,643,979
Payable to parent (note 3)		539,351		96,760
Other liabilities		8,613		—
Total liabilities		3,039,538		2,740,739
Stockholder’s equity:				
Common stock, no par value. Authorized 1,000 shares; issued and outstanding 100 shares		1,000		1,000
Additional paid-in capital		279,148		279,148
Retained earnings		4,731,316		5,149,509
Total stockholder’s equity		5,011,464		5,429,657
Total liabilities and stockholder’s equity	$	8,051,002	$	8,170,396

See accompanying notes to financial statements.

M FINANCIAL SECURITIES MARKETING, INC.
(A Wholly Owned Subsidiary of M Financial Holdings Incorporated)

Statements of Operations

Years ended December 31, 2017 and 2016

	2017	2016
Revenues:		
Intermediary fee income	$ 16,188,945	$ 15,170,541
Interest income	22,518	19,973
Total revenues	16,211,463	15,190,514
Expenses:		
Employee compensation and benefits	1,796,684	1,102,555
Meetings	801,213	815,590
Outside professional fees	723,242	487,773
Office	345,937	290,717
General and administrative	149,761	125,098
Travel	71,146	59,155
Other	76,118	35,451
Total expenses	3,964,101	2,916,339
Income before income taxes	12,247,362	12,274,175
Provision for income taxes (note 4)	5,520,292	5,632,013
Net income	$ 6,727,070	$ 6,642,162

See accompanying notes to financial statements.

M FINANCIAL SECURITIES MARKETING, INC.
(A Wholly Owned Subsidiary of M Financial Holdings Incorporated)

Statements of Changes in Stockholder's Equity

Years ended December 31, 2017 and 2016

	Common stock		Additional paid-in capital	Retained earnings	Total
	Shares	Amount			
Balances as of January 1, 2016	100	1,000	279,148	4,872,631	5,152,779
Net income	—	—	—	6,642,162	6,642,162
Dividends to parent	—	—	—	(6,365,284)	(6,365,284)
Return of contributed capital	—	—	(2,859,716)	—	(2,859,716)
Capital contributions from parent (note 3)	—	—	2,859,716	—	2,859,716
Balances as of December 31, 2016	100	$ 1,000	$ 279,148	$ 5,149,509	$ 5,429,657
Net income	—	—	—	6,727,070	6,727,070
Dividends to parent	—	—	—	(7,145,263)	(7,145,263)
Return of contributed capital	—	—	(2,924,737)	—	(2,924,737)
Capital contributions from parent (note 3)	—	—	2,924,737	—	2,924,737
Balances as of December 31, 2017	100	$ 1,000	$ 279,148	$ 4,731,316	$ 5,011,464

See accompanying notes to financial statements.

M FINANCIAL SECURITIES MARKETING, INC.
(A Wholly Owned Subsidiary of M Financial Holdings Incorporated)

Statements of Cash Flows

Years ended December 31, 2017 and 2016

		2017		2016
Cash flows from operating activities:				
Net income	$	6,727,070	$	6,642,162
Adjustments to reconcile net income to net cash provided by (used in) operating activities:				
Captial contributions from Parent for:				
Provision for income taxes related to Incentive Compensation Plan expense		1,762,353		1,654,178
Additional provision for income taxes on a stand-alone basis		1,162,384		1,205,538
Changes in operating assets and liabilities:				
Intermediary fees receivable		14,165		(102,159)
Prepaid expenses and other assets		5,116		4,996
Deferred income tax assets		9,673		5,959
Other liabilities		8,613		—
Payable to parent for income taxes		(152,405)		(10,714)
Payable to parent		442,591		27,163
Net cash provided by operating activities		9,979,560		9,427,123
Cash flows from financing activities:				
Dividends to parent		(7,145,263)		(6,365,284)
Return of contributed capital		(2,924,737)		(2,859,716)
Net cash used in financing activities		(10,070,000)		(9,225,000)
Net increase (decrease) in cash and cash equivalents		(90,440)		202,123
Cash and cash equivalents at beginning of year		7,488,209		7,286,086
Cash and cash equivalents at end of year	$	7,397,769	$	7,488,209
Supplemental cash flow disclosures:				
Noncash operating activity – capital contributions from parent	$	2,924,737	$	2,859,716
Captial contributions from Parent for:				
Provision for income taxes related to Incentive Compensation Plan expense		1,762,353		1,654,178
Additional provision for income taxes on a stand-alone basis		1,162,384		1,205,538

See accompanying notes to financial statements.

(1) Basis of Presentation and Significant Accounting Policies

(a) Organization and Nature of Business

M Financial Securities Marketing, Inc. (the Company), an Oregon corporation, was incorporated on June 20, 2005. The Company is registered as a securities broker pursuant to the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly owned subsidiary of M Financial Holdings Incorporated (the Parent). The Company commenced operations in November 2006.

The Company is engaged as a limited purpose broker-dealer, which primarily receives intermediary fees in the form of compensation from selected direct writing life insurance companies and financial service providers (Financial Service Providers) for providing intermediary services that may be based upon the volume of premiums and type of variable insurance and other financial service products sold by Member Firms.

(b) Basis of Presentation

The financial statements and footnotes have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

(c) Intermediary Fee Income

Intermediary fee income is recognized as earned.

(d) Intermediary Fees Receivable

Management believes intermediary fees receivable at December 31, 2017 and 2016 are collectible; accordingly, no provision for uncollectible accounts has been recorded.

(e) Cash and Cash Equivalents

The Company's cash and cash equivalents consist of bank deposits and money market instruments. For purposes of the Statements of Financial Condition and Cash Flows, the Company considers all highly liquid debt instruments with a remaining maturity of three months or less, when purchased, to be cash equivalents. Amounts may exceed federally insured limits, but management does not believe that the Company is exposed to any significant risk.

(f) Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. The Company recognizes deferred income taxes for the tax consequences in future years of the differences between the income tax bases of assets and liabilities and their financial reporting amounts at each year-end, based upon statutory income tax rates applicable to the periods in which the differences are expected to affect taxable income. The Company provides a valuation allowance, if necessary, to reduce deferred income tax assets, if any, to their estimated realizable values.

The Company recognizes and measures its unrecognized income tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized income tax benefits is adjusted when new information is available, or when an event occurs that requires a change. As of December 31, 2017 and 2016, the Company did not have any unrecognized income tax benefits.

(g) Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(h) Recent Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update No. 2014-09 or Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers. The Company has not completed the process of evaluating the effect of adopting ASC Topic 606 and is therefore unable to disclose the effect that adopting ASC Topic 606 will have on the Company's financial statements, including the footnote disclosures, and potential changes required in internal controls when such Statement is adopted.

(i) Subsequent Events

The Company has evaluated subsequent events through the date that the financial statements were issued, noting none.

(2) Net Capital and Reserve Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the rule, which requires that the Company maintain minimum net capital as defined, equal to the greater of $5,000 or 6-2/3% of the aggregate indebtedness balance, as defined. The net capital rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if resulting regulatory net capital would be less than 5% of aggregate indebtedness. As of December 31, 2017 and 2016, the Company has regulatory net capital of $4,358,231 and $4,747,470, which is $4,155,595 and $4,564,754 in excess of its required net capital of $202,636 and $182,716. As of December 31, 2017 and 2016, the Company has a ratio of aggregate indebtedness to net capital of 0.70 to 1.00 and 0.58 to 1.00, respectively.

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) of the Rule because the Company carries no customer accounts and, therefore, does not hold funds or securities for, or owe funds or securities to, customers.

(3) Related-Party Transactions

The Company's Parent allocates certain overhead and indirect expenses to the Company. These overhead and indirect expenses include those expenses related to shared occupancy, equipment, utilities, employees, supplies and administrative costs of the Company. Direct expenses are incurred and expensed by the Company. Such direct expenses include registrations, assessments, fees, taxes and outside professional services, which are specific to the Company. All expenses are paid by the Parent and then reimbursed by the Company to the Parent. As of December 31, 2017 and 2016, $539,351 and $96,760, respectively, was payable to the Parent for expenses.

The Company currently earns net income to support its operations, however, the Parent has represented that in the event the Company may no longer have revenues large enough to fund its operations, the Parent will provide financial support to the Company until such time that the revenues earned are sufficient to cover the Company's operating expenses and required net capital.

In cases where the Company has excess capital from operations it may pay dividends to its Parent. In 2017 and 2016, the Company paid dividends to its Parent of $10,070,000 and $9,225,000, respectively, a portion of which was treated as a return of contributed capital. In 2017 and 2016, the return of contributed capital totaled $2,924,737 and $2,859,716, respectively, as a result of the Company's income tax sharing agreement with the Parent (note 4).

(4) Income Taxes

The Company is included in the consolidated federal income tax return filed by its Parent. The Company also files consolidated and separate income tax returns in various states. With few exceptions, the Company is no longer subject to examination by taxing authorities for years prior to 2014. For purposes of the financial statements, federal and state income taxes are calculated as if the Company filed separate federal and state income tax returns. The provision for income taxes included in the Statements of Operations is as follows:

	2017	2016
Current	$ 5,510,619	$ 5,626,054
Deferred	9,673	5,959
	$ 5,520,292	$ 5,632,013

On December 22, 2017, the Tax Cuts and Jobs Act (the Tax Act) was signed into law, which enacted major changes to the U.S. federal income tax laws, including a permanent reduction in the U.S. federal corporate income tax rate from 35% to 21%, effective January 1, 2018. The Company expects the Tax Act to result in approximately $625 in additional income tax expense, due to the re-measurement of deferred tax assets and liabilities.

A reconciliation of the amounts computed by applying the statutory U.S. federal income tax rate of 35% in 2017 and 2016 to income before income taxes and the actual provision for the years ended December 31, 2017 and 2016 were as follows:

	2017	2016
Computed "expected" provision for income taxes	$ 4,286,577	$ 4,295,961
Increase in provision for income taxes resulting from:		
State income taxes	1,190,244	1,251,220
Meals and entertainment	35,648	78,017
Rate change	625	—
Other	7,198	6,815
Provision for income taxes	$ 5,520,292	$ 5,632,013

The Company has an income tax sharing agreement with the Parent. Under the income tax sharing agreement, the Company shall pay the Parent the amount of federal income tax, if any, that the Company would have paid had the Company filed a separate federal income tax return for such year. As of December 31, 2017 and 2016, $2,491,574 and $2,643,979, respectively, is payable to the Parent for income taxes. Also under this agreement, the Company's income taxes payable to the Parent shall be calculated by taking into account the Company's allocated share based on a stand-alone calculation of the Parent's Incentive Compensation Plan (ICP) expense that would have been generated by the Company had the Company filed its income tax return separately. The income tax related to the ICP expense is not included in the Company's provision for income taxes calculation but is treated as a capital contribution from the Parent and as a reduction in the payable for income taxes in accordance with the separate income tax return allocation methodology. This contribution of capital is a noncash transaction in the amounts of $1,762,353 and $1,654,178 for the years ended December 31, 2017 and 2016, respectively.

In addition, the Company's provision for income taxes is calculated on both a stand-alone basis and on a consolidated basis. The Company records the stand-alone basis provision for income taxes. The difference between the stand-alone basis provision for income taxes calculation and the consolidated basis provision for income taxes calculation is treated as a capital contribution from the Parent. This contribution of capital is a noncash transaction in the amounts of $1,162,384 and $1,205,538 for the years ended December 31, 2017 and 2016, respectively.

The temporary differences that give rise to deferred income tax assets as of December 31, 2017 and 2016 relate to the following:

		2017		2016
Deferred income tax assets:				
Start-up expenses	$	5,246	$	11,025
Deferred state income taxes, net of federal income tax effect		549		2,673
Deferred rent		(3,313)		(1,543)
Net deferred income tax assets	$	2,482	$	12,155

The Company believes that the deferred income tax assets listed above are fully recoverable and, accordingly, no valuation allowance has been recorded. The Company bases its assessment as to the realizability of the deferred income tax assets on available evidence including historical and projected operating results, estimated reversals of temporary differences and, where applicable, tax planning strategies. Estimates as to the realizability of deferred income tax assets are subject to change.

(5) Concentrations of Credit Risk

The Company is engaged in various activities in which counterparties primarily include Financial Service Providers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

(6) Disclosures about Fair Value of Financial Instruments

The financial instruments of the Company, which consist of cash and cash equivalents, are reported in the Statements of Financial Condition at market or fair values, or at carrying amounts that approximate fair values, because of the short maturities of the instruments.

(7) Commitments and Contingencies

The Company, its Parent, and its Parent's subsidiaries, in common with the insurance industry in general, may be subject to litigation in the normal course of their business. Currently there is no known litigation involving the Company. The Company is also unaware of any pending litigation.

(8) Regulatory Matters

As a regulated entity, the Company may be subject to certain audits, examinations, reviews, etc., by various regulatory agencies in the ordinary course of its business.

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934

M FINANCIAL SECURITIES MARKETING, INC.
(A Wholly Owned Subsidiary of M Financial Holdings Incorporated)

Schedule I – Computation of Net Capital under
Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2017

Computation of net capital:		
Total stockholder's equity in statement of financial condition	$	5,011,464
Less nonallowable assets:		
Intermediary fee receivables		612,110
Prepaid expenses and other assets		38,641
Deferred income tax assets		2,482
Net capital	$	4,358,231
Computation of aggregate indebtedness:		
Liabilities in statement of financial condition:		
Payable to parent for income taxes	$	2,491,574
Payable to parent		539,351
Other liabilities		8,613
Aggregate indebtedness	$	3,039,538
Computation of basic net capital requirement:		
Minimum dollar net capital requirement (the greater of 6-2/3% of aggregate indebtedness or $5,000)	$	202,636
Excess net capital	$	4,155,595
Ratio of aggregate indebtedness to net capital		0.70 to 1.00

There are no material differences between the above computation of net capital under Rule 15c3-1 and the corresponding computation prepared by the Company for inclusion in its unaudited Part IIA Focus Report as of December 31, 2017.

M FINANCIAL SECURITIES MARKETING, INC.
(A Wholly Owned Subsidiary of M Financial Holdings Incorporated)

Schedule II – Computation for Determination of Reserve Requirement and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2017

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) of the Rule because the Company carries no customer accounts and, therefore, does not hold funds or securities for, or owe funds or securities to, customers.

SEC
Mail Processing
Section
MAR 15 2018
Washington DC
415

M HOLDINGS SECURITIES, INC.
Portland, Oregon

AGREED UPON PROCEDURES

Including Form SIPC-7

As of and for the Year Ended December 31, 2017

M HOLDINGS SECURITIES, INC.

TABLE OF CONTENTS

BAKER TILLY

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors and Audit Committee of M Holdings Securities, Inc.

In accordance with Rule 17a 5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC 7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2017, which were agreed to by M Holdings Securities, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC 7). M Holdings Securities, Inc. management is responsible for the Company's compliance with those requirements. This agreed upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

Procedures performed:

1. Compared listed assessment payments in Form SIPC 7 with respective cash disbursement records, noting no differences.
2. Compared the amounts reflected in the audited Form X 17A 5 for the year ended December 31, 2017 with amounts reported in the Form SIPC 7 for the year ended December 31, 2017, noting no differences.
3. Compared any adjustments reported in Form SIPC 7 with supporting schedules and workpapers, noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC 7 and in the related supporting schedules and workpapers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Specified Parties and is not intended to be, and should not be used by anyone other than those specified parties.

Baker Tilly Virchow Krause LLP

Chicago, Illinois
February 23, 2018